UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the three month period ended on March 31, 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No x .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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On May 10, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant’s consolidated financial condition and results of operations for the three-month period ended on March 31, 2004. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED MARCH 31, 2004 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

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Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of March 31, 2004 and 2003
and for the years ended March 31, 2004 and 2003
(A translation of the original in Spanish- see note 2 (a))

Ch$	—	Chilean pesos
ThCh $	—	Thousands of Chilean pesos
US$	—	United States dollars
ThUS$	—	Thousands of United States dollars
UF	—	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2004	2003

		ThUS$	ThUS$
ASSETS

Current assets
Cash		13,693	19,035
Time deposits		36,184	11.832
Marketable securities	4	35,229	56,502
Accounts receivable, net	5	136,633	116,216
Other accounts receivable, net	5	12,016	10,349
Accounts receivable from related companies	6	31,110	31,868
Inventories, net	7	253,474	227,435
Recoverable taxes		15,307	12,018
Prepaid expenses		5,617	4,300
Other current assets		35,386	17,314

Total current assets		574,649	506,869

Property, plant and equipment, net	8	659,924	679,034

Other Assets
Investments in related companies	9	83,055	72,297
Goodwill, net	10	12,882	12,192
Negative goodwill, net	10	(423)	(750)
Intangible assets, net		4,641	4,920
Long-term accounts receivable, net	5	7,135	8,894
Long-term accounts receivable from related companies	6	340	424
Other long-term assets	11	48,765	49,313

Total Other Assets		156,395	147,290

Total assets		1,390,968	1,333,193

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2004	2003

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank debt	12	66,850	2,280
Current portion of long-term debt	12	1,041	17,751
Dividends payable		170	147
Accounts payable		54,211	47,274
Other accounts payable		1,412	2,482
Notes and accounts payable to related companies	6	14,735	12,369
Accrued liabilities	13	14,043	10,043
Withholdings		2,552	2,559
Income taxes		1,220	1,865
Deferred income taxes	14	6,423	2,291
Deferred income		1,576	1,600
Other current liabilities		283	265

Total current liabilities		164,516	100,926

Long-term liabilities
Long-term bank debt	12	260,000	324,000
Other accounts payable		2,007	2,820
Deferred income taxes	14	26,367	15,370
Staff severance indemnities	15	9,914	8,943

Total long-term liabilities		298,288	351,133

Minority interest	16	28,815	22,924

Shareholders’ equity
Paid-in capital	17	477,386	477,386
Other reserves	17	137,663	123,954
Retained earnings	17	284,300	256,870

Total shareholders’ equity		899,349	858,210

Total liabilities and shareholders’ equity		1,390,968	1,333,193

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		March 31,
	Note	2004	2003

		ThUS$	ThUS$
Operating results

Sales		171,586	151,521
Cost of sales		(134,344)	(121,792)

Gross margin		37,242	29,729
Selling and administrative expenses		(13,256)	(10,940)

Operating income		23,986	18,789

Non-operating results
Non-operating income	19	4,115	6,442
Non-operating expenses	19	(8,959)	(10,161)

Non-operating loss		(4,844)	(3,719)

Income before income taxes		19,142	15,070
Income tax expense	14	(4,401)	(3,863)

Income before minority interest		14,741	11,207
Minority interest	16	(795)	(506)

Net income before negative goodwill		13,946	10,701
Amortization of negative goodwill	10	51	103

Net income for the year		13,997	10,804

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended March 31
		2004	2003

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		13,997	10,804

Charges (credits) to income not representing cash flows
Depreciation expense		14,802	14,752
Amortization of intangible assets		66	71
Write-offs and accruals		10,902	6,864
Gain on equity investments in related companies		(2,739)	(2,353)
Loss on equity investments in related companies		73	—
Amortization of goodwill		337	245
Amortization of negative goodwill		(51)	(103)
(Profit) loss on sales of assets		(26)	8
Other credits to income not representing cash flows		(318)	(487)
Other charges to income not representing cash flows		12,909	8,860
Foreign exchange difference, net		566	(2,377)
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable		5,692	(12,420)
Increase in inventories		(11,606)	10,903
Decrease in other assets		(11,538)	(195)
(Decrease) increase in accounts payable		4,143	(2,057)
Increase (decrease) in interest payable		(3,472)	(4,892)
Decrease in net income taxes payable		795	(1,104)
(Decrease) increase in other accounts payable		(1,373)	1,272
Decrease in VAT and taxes payable		2,928	2,742
Minority interest		795	506

Net cash provided from operating activities		36,882	31,039

Cash flows from financing activities
Proceeds from short term bank financing		22,056	—
Loans to related companies		—	—
Payment of dividends		(29)	(311)
Repayment of bank financing		(12,626)	(2,126)

Net cash used in financing activities		9,401	(2,437)

Cash flows from investing activities
Sales of property, plant and equipment		597	49
Sales of investments		203	417
Other investing income	22	104	5,759
Additions to property, plant and equipment		(7,973)	(8,552)
Capitalized interest		(411)	(790)
Purchase of permanent investments		(475)	(1,970)
Purchase of investments		—	—
Other disbursements		—	(1,331)

Net cash used in investing activities		(7,955)	(6,418)

Effect of inflation on cash and cash equivalents		(1,911)	(144)
Net change in cash and cash equivalents		36,417	22,040
Beginning balance of cash and cash equivalents		69,273	65,204

Ending balance of cash and cash equivalents		105,690	87,244

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 – Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”).

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with regulations set forth by the SVS in its Circular No. 368 and Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM – SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Colombia Ltda.	—	100.00
SQM Investment Corporation NV (Holland)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A. (Spain)	50.00	50.00
Rs Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. De C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	95.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A.de CV (Mexico)	100.00	100.00
Administración y Servicios Santiago	100.00	—
SQM Nitratos Mexico	51.00	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership
	2004	2003

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Energía y Servicios S.A.	—	100.00
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
Comercial Hydro S.A.	60.84	—

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the period ended March 31, 2004 and 2003.

At March 31, 2004 and 2003, the subsidiary Lithium Specialties LLP was in the development stage and therefore was not included in the consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of March 31, 2004 and 2003 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (-0.5% and 0.5% in 2004 and 2003, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$616.41 per US$1 at March 31, 2004 and Ch$731.56 per US$1 at March 31, 2003.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants (“BT 64”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.

-	Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-	Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 368 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended March 31, 2004 and 2003 generated net earnings (loss) of ThUS$ (566) and ThUS$ 2,377, respectively, which have been charged to the consolidated statements of income in each respective period.
The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at March 31, as follows:

	2004	2003

Brazilian Real	2.92	3.38
New Peruvian Sol	3.46	3.09
Argentine Peso	2.88	2.98
Japanese Yen	105.69	120.20
Euro	0.82	0.92
Mexican Peso	11.21	10.67
Indonesian Rupee	8,450.59	8,940.00
Australian Dollar	1.31	1.92
Pound Sterling	0.58	0.63
Sudafrican Rand	6.66	8.25

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.
Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

Certain reclassifications have been made in the 2003 numbers to conform to the current period presentation.

u)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

v)	Computer software

In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 – Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2004 and 2003.

Note 4 – Marketable Securities

As of March 31 marketable securities are detailed as follows:

	2004	2003

	ThUS$	ThUS$

Mutual funds	35,229	56,502

Total	35,229	56,502

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 5 – Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of March 31 are detailed as follows:

			Between 90 days			Total
	Up to 90 days		and 1 year		2004	Short-term (net)
	2004	2003	2004	2003	Subtotal	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	107,214	94,266	14,719	12,261	121,933	121,933	106,527
Allowance for doubtful accounts						(6,933)	(5,329)
Notes receivable	23,349	15,621	1,138	1,584	24,487	24,487	17,205
Allowance for doubtful accounts						(2,854)	(2,187)

Accounts receivable, net						136,633	116,216

Other accounts receivable	10,538	9,477	2.148	1.660	12,686	12,686	11,137
Allowance for doubtful accounts						(670)	(788)

Other accounts receivable, net						12,016	10,349

Long-term receivables						7,135	8,894

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 – Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	27,186	16,493	27,648	29,721	3,380	2,666	34,095	31,906	22,691	20,412	115,000	101,198
% of total	23.64%	16.30%	24.04%	29.37%	2.94%	2.63%	29.65%	31.53%	19.73%	20.17%	100.00%	100.00%

Net short-term notes receivable
Balance	17,729	11,989	1,170	676	46	4	526	741	2,162	1,608	21,633	15,018
% of total	81.95%	79.83%	5.41%	4.50%	0.21%	0.03%	2.44%	4.94%	9.99%	10.70%	100.00%	100.00%

Net short-term other accounts receivable
Balance	4,252	5,563	1,170	805	19	65	6,280	3,535	295	381	12,016	10,349
% of total	35.39%	53.75%	9.73%	7.78%	0.16%	0.63%	52.26%	34.15%	2.46%	3.69%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	49,167	34,045	29,988	31,202	3,445	2,735	40,901	36,182	25,148	22,401	148,649	126,565
% of total	33.08%	26.90%	20.17%	24.65%	2.32%	2.16%	27.51%	28.59%	16.92%	17.70%	100.00%	100.00%

Long-term accounts receivable, net
Balance	7,048	7,786	72	65	—	—	—	—	15	1,043	7,135	8,894
% of total	98.78%	87.54%	1.01%	0.73%	—	—	—	—	0.21%	11.73%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	56,215	41,831	30,060	31,267	3,445	2,735	40,901	36,182	25,163	23,444	155,784	135,459
% of total	36.09%	30.88%	19.30%	23.08%	2.21%	2.02%	26.25%	26.71%	16.15%	17.31%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of March 31, 2004 and 2003 are as follows:

	Short-term		Long-term
	2004	2003	2004	2003

Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$

Ajay Europe S.A.R.L.	2,843	6,408	—	—
Nutrisi Holding N.V.	1,692	2,443	—	—
Generale de Nutrition Vegetale S.A.	179	169	—	—
Abu Dhabi Fertilizer Ind. WLL	4,060	4,602	—	—
NU3 N.V.	36	2,913	—	—
Doktor Tarsa –SQM Turkey	3,539	360	—	—
Yara North America	358	—	—	—
Yara España	1,196	—	—	—
SQM Lithium Specialties Limited	1,566	1,486	—	—
Empresas Melón S.A.	—	—	340	424
Sales de Magnesio S.A.	74	17	—	—
Ajay North America LLC	259	243	—	—
Norsk Hydro ASA	—	30	—	—
Yara Int.-France	—	883	—	—
Yara International Asia Trade Pte Ltd.	1,087	711	—	—
Yara France S.A.	2,218	1,258	—	—
Yara Poland SP	295	246	—	—
Yara Benelux B.V	1,731	899	—	—
Yara Hellas S.A.	197	112	—	—
Yara Australia Ltd.	773	203	—	—
Yara UK Ltd.	327	206	—	—
Yara GMBH & CO KG	282	200	—	—
Yara AB	186	63	—	—
Yara Colombia	2,060	1,037	—	—
Yara Venezuela	—	517	—	—
Yara Europe	—	12
Nutrichem Benelux	—	28
Yara Agri CZECH Republic S.R.O.	6	—
Hydro Agricola Internacional	4	—
Rotem Amfert Negev LTD.	—	22
NU3 B.V.	984	804	—	—
Yara Argentina	36	91	—	—
Adubo Trevo S.A.	75	1,401	—	—
SQM China	—	75	—	—
Yara Planta Nutr. Oslo	—	92
Impronta SRL	5,047	4,337	—

Total	31,110	31,868	340	424

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

a)      Amounts included in balances with related parties as of March 31, 2004 and 2003, continued:

	Short-term
	2004	2003

Accounts payable	ThUS$	ThUS$

Ajay Europe S.A.R.L.	—	966
Abu Dhabi Fertilizer Ind. WLL	—	90
NU3 N.V.	—	1,233
Rotem Amfert Negev Limited	1,482	1,372
Yara Porsgrunn	164	7
Hydro Fertilizantes Ltda.	1,089	1,380
Hydro Agrícola internacional	—	1
Yara North America	—	122
Yara México S.A de C.V.	5	10
Yara Int – France	4,966	454
Yara France	—	7
NU3 B.V.	—	224
Adm. y servicios Santiago S.A. de C.V.	—	104
Norsk Hydro ASA	1	—
PCS Yumbes SCM	7,028	6,399

Total	14,735	12,369

There were no outstanding long-term accounts payable with related parties as of March 31, 2004 and 2003

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

b)	During 2004 and 2003, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit

			2004	2003	2004	2003

			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgica)	Indirect	Sales of products	1,575	980	478	297
Doktor Tarsa	Indirect	Sales of products	1,299	366	301	115
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	244	1,068	14	203
Ajay Europe S.A.R.L.	Indirect	Sales of products	835	2,232	363	637
NU3 B.V.	Indirect	Sales of products	1,290	1,084	606	291
Adubo Trevo S.A.	Indirect	Sales of products	2,290	863	660	301
PCS Yumbes SCM	Indirect	Sales of products	3,427	133	2,057	68
		Purchases of products	9,383	4,307	—	1,182
Ajay North America LLC	Indirect	Sales of products	2,371	—	1,038	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 – Balances and Transactions with Related Parties (continued)

Hydro Agri Internacional	Shareholder	Sales of products	1,015	—	45	—
Yara UK Ltd.	Shareholder	Sales of products	323	227	104	53
Yara International Asia Trade PTE Ltd.	Shareholder	Sales of products	1,804	1,479	422	348
Yara France S.A.	Shareholder	Sales of products	2,412	1,568	552	391
Yara Benelux B.V.	Shareholder	Sales of products	2,314	1,905	548	365
Yara AB Sweden	Shareholder	Sales of products	270	263	87	80
Yara Australia Ltd.	Shareholder	Sales of products	323	247	82	62
Yara España S.A.	Shareholder	Sales of products	958	735	182	177
Yara Colombia Ltda.	Shareholder	Sales of products	1,095	833	222	197
Yara Planta Nutri Poland	Shareholder	Sales of products	307	—	80	—
Yara GMBH & Co Kg	Shareholder	Sales of products	371	252	100	72

Note 7 – Inventories

Net inventories are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Finished products	141,706	120,224
Work in process	101,526	94,776
Supplies	10,242	12,435

Total	253,474	227,435

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2004	2003

	ThUS$	ThUS$
Land
Land	20,003	13,452
Mining Concessions	42,237	36,373

	62,240	49,825

Buildings and infrastructure
Buildings	150,229	156,890
Installations	309,181	281,393
Construction-in-progress	27,375	40,744
Other	4,560	915

	491,345	479,942

Machinery and Equipment
Machinery	394,750	385,509
Equipment	106,692	100,895
Project-in-progress	11,279	14,523
Other	18,349	14,431

	531,070	515,358

Other fixed assets
Tools	7,633	8,287
Furniture and office equipment	13,953	18,444
Project-in-progress	13,366	17,280
Other	7,259	630

	42,211	44,641

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 – Property, Plant and Equipment (continued)

	2004	2003

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	8,651	8,651
Buildings and infrastructure	40,627	40,610
Machinery and equipment	12,091	12,127
Other assets	53	53

	61,422	61,441

Total property, plant and equipment	1,188,288	1,151,207

Less: Accumulated depreciation
Buildings and infrastructure	(192,067)	(166,624)
Machinery and equipment	(275,710)	(248,814)
Other fixed assets	(27,212)	(24,970)
Technical appraisal	(33,375)	(31,765)

Total accumulated depreciation	(528,364)	(472,173)

Net property, plant and equipment	659,924	679,034

	2004	2003

Depreciation for the year ended March 31:	ThUS$	ThUS$

Buildings and infrastructure	(6,512)	(6,131)
Machinery and equipment	(7,575)	(7,811)
Other fixed assets	(392)	(374)
Technical revaluation	(323)	(436)

Total depreciation	(14,802)	(14,752)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2004	2003

	ThUS$	ThUS$

Administrative office buildings	2,086	2,081
Accumulated depreciation	(428)	(387)

Total assets in leasing	1,658	1,694

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Empresas Melón S.A.

The financial statements of Empresas Melón S.A. were audited by Deloitte & Touche.

c)	Transactions executed in 2004

In January 2004, the subsidiary Soquimich European Holdings B.V. made a capital contribution of ThUS$ 475 on its affiliate Misr Specialty Fertilizers.

At the meeting of the shareholders of Empresas Melón S.A. held on February 25, 2004, the shareholders agreed its spin-off in 2 companies, Empresas Melón S.A. and Inmobiliaria San Patricio S.A. As a result, SQM S.A. maintained its ownership of 14.05% in Empresas Melón S.A. and a same ownership percentage was assigned to this entity in the new company..

d)	Transactions executed in 2003

On January 27, 2003, SQM Comercial de México S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its share capital. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction generated goodwill of ThUS$279.

Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de México S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction did not produce goodwill.

On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This united all the shares of SCM Antucoya in one shareholder and consequently SCM Antucoya was liquidated and SQM S.A. assumed of all this company’s assets and liabilities.

On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 165,500 shares, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. had an ownership interest of 78.29% and SQM Comercial de Mexico had an ownership interest of 21.71%.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$990.  Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A. This transaction did not produce goodwill.

Note 9 – Investments in and Receivables from Related Parties (continued)

d)	Subsidiaries in the development stage

At March 31, 2004 and 2003, the subsidiary SQM Lithium Specialties was in the development stage and therefore was not included in the consolidation.

The equity value of these investments is included in investments in related companies and the proportional share of the accumulated deficit during the development stage is included in a separate reserve within equity.

Balances in these subsidiaries are summarized as follows:

	SQM Lithium Specialties Limited
	2004	2003

	ThUS$	ThUS$

Current assets	386	1,769
Fixed assets	26,421	24,503
Other assets	714	868

Total assets	27,521	27,140

Current liabilities	1,681	2.328
Shareholders’ equity	25,840	24,812

Total liabilities and shareholders’ equity	27,521	27,140

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 – Investments in and Receivables from Related Companies (continued)

e)	Detail of investments in related companies

Tax Registration Number	Company	Country of origin	Controlling currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)

					2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

93390000-2	Empresas Melón S.A.	Chile	—	653,748,837	14.05	14.05	288,805	267,085	40,577	37,525	13,582	9,599	1,908	1,349
0-E	SQM Lithium Specialties Limited*	USA	US$	—	100.00	100.00	25,840	24,813	25,840	24,813	(864)	(1,099)	—	—
0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,042	13,881	5,411	6,802	(124)	549	(61)	269
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	37.00	37.00	3,264	3,136	1,208	1,160	121	—	45	—
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	4,068	1,820	2,034	910	946	654	473	327
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	2,373	440	1,186	220	577	12	289	6
0-E	Misr Speciality Fertilizers	Egipto	US$	—	25.00	—	4,604	—	1,151	—	—	—	—	—
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	4,120	650	2,060	325	—	—	—	—
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	394	216	197	108	44	24	22	12
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.00	3.00	755	696	25	23	—	—	—	—
O-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	482	480	121	120	—	—	—	—
O-E	Impronta SRL	Italia	Euros	—	50.00	50.00	882	582	441	291	278	794	139	397
99551480-K	Inmobiliaria San Patricio S.A.	Chile	—	—	14.05	—	19,960	—	2,804	—	(88)	—	(12)	—

Total									83,055	72,297

•	In development stage

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 – Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill
		March 31, 2004		March 31, 2003
Tax Registration Number	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
0-E	Doktor Tarsa	18	77	16	134
79768170-9	Soquimich Comercial S.A.	37	235	38	385
93390000-2	Empresas Melón S.A.	143	8,038	119	7,250
79626800-K	SQM Salar S.A.	11	72	11	115
0-E	SQM México S.A. de C.V.	14	989	14	1,045
96866750-4	SQM Potassium	36	1,843	36	1,987
0-E	Comercial Caiman Internacional S.A.	6	194	6	217
0-E	Fertilizantes Olmeca	14	209	—	—
0-E	PTM SQM Iberica S.A.	—	—	5	75
0-E	Mineag SQM Africa Limited	—	—	—	705
96801610-5	Comercial Hydro S.A.	58	1,225	—	279

Total		337	12,882	245	12,192

b) Negative Goodwill

		March 31, 2004		March 31, 2003
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill balance	Amount amortized during the period	Negative goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
79626800-K	SQM Salar S.A.	—	—	52	123
96575300-1	Minera Mapocho S.A.	51	423	51	627

Total		51	423	103	750

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 – Other Long-term Assets

Other long-term assets are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Engine and equipment spare-parts, net	23,544	23,472
Mine development costs	18,471	18,013
Pension plan	1,137	1,223
Construction of Salar-Baquedano road	1,740	1,860
Deferred loan issuance costs	1,932	3,569
Other	1,941	1,176

Total	48,765	49,313

Note 12 – Bank Debt

a)	Short-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

SCH Overseas Bank	40,000	—
Scotiabank	13,025	—
Citibank	12,070	—
Other banks	1,755	2,280

Total	66,850	2,280

Annual average interest rate	1.44%	3.29%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 – Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2004	2003

Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	200,685	200,648
Royal Bank of Canada (2)	60,356	60,380
Bank of America (3)	—	80,723

Total	261,041	341,751

Less: Current portion	(1,041)	(17,751)

Long-term portion	260,000	324,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of 2.23% per annum, paid semi-annually. The principal is divided into two equal partial installments, beginning in November 2005 with the final installment in November 2006
(3)	U.S. dollar-denominated loan without guarantee, repaid in full on November 28, 2003

c)	The maturity of long-term debt is as follows:
	2004	2003

	ThUS$	ThUS$
Years to maturity
Current portion	1,041	17,751
1 to 2 years	—	32,000
2 to 3 years	260,000	62,000
4 to 5 years	—	230,000

Total	261,041	341,751

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 – Accrued Liabilities

As of March 31, 2004 and 2003, accrued liabilities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Provision for royalties	958	895
Quarterly bonus	452	815
Provision for employee compensation and legal costs	1,701	800
Taxes and monthly income tax installment payments	746	460
Vacation accrual	5,515	3,960
Accrued employee benefits	1,717	228
Marketing Expenses	1,225	600
Other accruals	1,729	2,285

Total current liabilities	14,043	10,043

Note 14 – Income and Deferred Taxes

a)	At March 31, 2004 and 2003 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2004	2003

	ThUS$	ThUS$

Accumulated tax basis retained earnings
with tax credit	33,185	17,479
Tax loss carry-forwards (1)	45,748	104,634
Credit for shareholders	6,115	371

(1)	Income tax losses in Chile can be carried forward indefinitely.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

The deferred taxes as of March 31, 2004 and 2003 represented a net liability of ThUS$ 32,790 and ThUS$ 17,661, respectively, and consisted of:

2004	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,236	559	—	—
Vacation accrual	901	—	—	—
Unrealized gain on sale of products	5,778	—	—	—
Provision for obsolescence	—	3,164	—	—
Production expenses	—	—	18,650	—
Accelerated depreciation	—	—	—	59,241
Exploration expenses	—	—	—	4,361
Capitalized interest	—	—	—	6,090
Staff severance indemnities	—	—	—	1,940
Accrued expenses	—	—	—	425
Capitalized expenses	—	—	—	554
Tax loss carry-forwards	119	12,595	—	—
Losses from derivative transactions	—	—	309	—
Accrued interest	66	—	—	—
Other	1,072	477	43	163

Total gross deferred taxes	9,172	16,795	19,002	72,774
Total complementary accounts	—	(1,233)	(3,407)	(31,384)
Valuation allowance	—	(539)	—	—

Total deferred taxes	9,172	15,023	15,595	41,390

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

2003	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	967	201	—	—
Vacation accrual	700	—	—	—
Unrealized gain on sale of products	4,790	—	—	—
Provision for obsolescence	—	1,861	—	—
Production expenses	—	—	14,163	—
Accelerated depreciation	—	—	—	59,438
Exploration expenses	—	—	—	4,024
Capitalized interest	—	—	—	6,450
Staff severance indemnities	—	—	—	1,701
Accrued expenses	—	—	—	426
Capitalized expenses	—	—	—	774
Tax loss carry-forwards	—	19,876	—	—
Losses from derivative transactions	—	—	19	—
Other	479	788	1	229

Total gross deferred taxes	6,936	22,726	14,183	73,042
Total complementary accounts	(2)	(719)	(4,958)	(35,727)
Valuation allowance	—	(62)	—	—

Total deferred taxes	6,934	21,945	9,225	37,315

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 – Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2004	2003

	ThUS$	ThUS$

Provision for current income tax	(869)	(1,583)
Effect of deferred tax assets and liabilities	(2,030)	(1,614)
Effect of amortization of complementary accounts	(1,532)	(728)
Other tax charges and credits	30	62

Total income tax expense	(4,401)	(3,863)

Note 15 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2004	2003

	ThUS$	ThUS$

Opening balance	10,127	9,143
Increases in obligation	882	1,193
Payments	(771)	(1,267)
Exchange difference	(324)	(126)

Balance as of March 31	9,914	8,943

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2004	2003	2004	2003

	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	25,167	19,433	(601)	(169)
Ajay SQM Chile S.A.	3,248	3,103	(96)	(93)
Cape Fear Bulk LLC	148	133	(48)	(29)
Fertilizantes Naturales S.A.	291	242	(27)	(14)
SQM Nitratos México S.A. de C.V.	(58)	—	(25)	—
SQM Italia S.R.L	19	13	2	5
Mineag SQM Africa Ltda.	—	—	—	(206)

Total	28,815	22,924	(795)	(506)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of January 1, 2003	263,196,524	477,386	125,111	(3,661)	210,624	40,202	849,662
Transfer 2002 net income to retained earnings	—	—	—	—	40,202	(40,202)	—
Declared dividends 2003	—	—	—	—	—	—	—
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(1,099)	—	—	(1,099)
Other comprehensive income (2)	—	—	(1,157)	—	—	—	(1,157)
Net income for the year	—	—	—	—	—	10,804	10,804

Balance as of March 31, 2003	263,196,524	477,386	123,954	(4,760)	250,826	10,804	858,210

Balance January 1,2004	263,196,524	477,386	141,420	(6,519)	230,932	46,753	889,972
Transfer 2003 net income to retained earnings	—	—	—	—	46,753	(46,753)	—
Declared dividends 2004	—	—	—	—	—	—	—
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	(863)	—	—	(863)
Other comprehensive income (2)	—	—	(3,757)	—	—	—	(3,757)
Net income for the year	—	—	—	—	—	13,997	13,997

Balance as of March 31, 2004	263,196,524	477,386	137,663	(7,382)	277,685	13,997	899,349

(1)	The only subsidiary currently in a development stage is SQM Lithium Specialties Limited.
(2)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of March 31, 2003 and 2004.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 – Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of March 31, 2004 is as follows:

		For the year ended March 31, 2004	As of March 31, 2004

Detail		ThUS$	ThUS$

Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(1,650)	(4,146)
Isapre Norte Grande Ltda.	(1)	—	(98)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(3)	—	(270)
Almacenes y Depósitos Ltda.	(1)	(14)	(105)
Asociación Garantizadora de Pensiones	(1)	(1)	(15)
Empresas Melón S.A.	(1)	(2,092)	(8,281)
Sales de Magnesio Ltda.	(1)	—	52
SQM North America Corp.	(2)	—	(777)
Other Companies	(1)	—	719

Total other comprehensive income		(3,757)	137,663

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to a change in the valuation of the Company’s under-funded pension scheme
(3)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :		If the election of the president of the Company results in a tied vote, the Company’s directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B:	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.
	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 – Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2004 the Company’s derivative instruments are as follows:

2004 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability) Asset amount	Income (loss) recorded
	ThUS$				ThUS$	ThUS$
US dollar Forward	12,467	2st quarter of 2004	Exchange rate	P	15	—
US dollar Forward	3,637	2st quarter of 2004	Exchange rate	P	27	27
US dollar Forward	360	2st quarter of 2004	Exchange rate	P	8	8
US dollar Forward	11,640	2st quarter of 2004	Exchange rate	P	628	611
US dollar Forward	6,051	2st quarter of 2004	Exchange rate	P	155	—
US dollar Forward	3,448	3st quarter of 2004	Exchange rate	P	85	—
US dollar Forward	1,840	4nd quarter of 2004	Exchange rate	P	43	—
US dollar Forward	29,250	2nd quarter of 2004	Exchange rate	S	(832)	—
US dollar Forward	31,500	3st quarter of 2004	Exchange rate	S	(896)	—
US dollar Forward	13,500	4nd quarter of 2004	Exchange rate	S	(384)	—
US dollar Forward	40,000	2nd quarter of 2004	Exchange rate	P	1,197	1,197

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 – Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2004	2003

	ThUS$	ThUS$

Interest income	587	630
Reversal of allowance for doubtful accounts	—	256
Net foreign exchange	—	2,377
Insurance recoveries	15	85
Sales of materials and services	21	81
Equity participation in net income of unconsolidated subsidiaries	2,739	2,353
Other income	753	660

Total	4,115	6,442

a)	Non-operating expenses

	2004	2003

	ThUS$	ThUS$

Write-off of investments	1,821	1,765
Interest expense	4,720	5,801
Equity participation in net losses of unconsolidated subsidiaries	73	—
Amortization of goodwill	337	245
Net foreign exchange losses	566	—
Work disruption expenses	105	1,003
Increase in provision for employee compensation and legal costs	515	800
Other expenses	822	547

Total	8,959	10,161

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 20 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2004	2003

	ThUS$	ThUS$
Property, plant and equipment	(68)	22
Other assets and liabilities	(5)	2
Shareholders’ equity	337	(237)

Subtotal price-level restatement	264	(213)

Net readjustment of assets and liabilities denominated in UF	33	37

Net price-level restatement	297	(176)

Note 21 – Assets and Liabilities Denominated in Foreign Currency

	2004	2003

Assets	ThUS$	ThUS$
Total assets
Chilean pesos	153,715	100,373
US dollars	1,131,236	1,130,215
Euros	63,402	62,326
Japanese Yen	3,625	2,839
Brazilian Real	896	2,670
Mexican pesos	18,673	13,727
UF	12,399	7,253
South African Rand	5,900	—
Other currencies	1,122	13,790

Current liabilities
Chilean pesos	51,383	39,792
US dollars	86,562	37,276
Euros	13,143	14,954
Japanese Yen	34	224
Brazilian Real	639	496
Mexican pesos	8,098	2,362
UF	124	826
South African Rand	4,125	2,382
Other currencies	408	2,614

Long-term liabilities
Chilean pesos	59	4,741
US dollars	289,175	343,220
Japanese Yen	—	66
UF	9,054	3,104
Other currencies	—	2

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Cash Flow Statement

Amounts included in other investing income are summarized as follows:

		2004	2003

		ThUS$	ThUS$
Repayment of employee loans		104	2,944
Cash balance in new subsidiaries	(1)	—	2,815

Total		104	5,759

(1) Corresponds to the consolidation of the new subsidiaries Mineag SQM Africa Limited, Fertilizantes Olmeca, SQM S.A. de C.V. and Comercial Hydro S.A. during 2003.

Note 23 – Commitments and Contingencies

I.      Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	:	SQM Salar S.A.
	Defendants	:	ACE Seguros S.A. (formerly – Cigna Compañía de
Seguros (Chile) S.A.) and Chubb de Chile
Compañía de Seguros Generales S.A.
	Date of lawsuit	:	April 2001
	Matter	:	Arbitration
	Status	:	Collection of compensation for insured claim
	Instance	:	Evidence verification
	Nominative value	:	ThUS$ 36,316

2.	Plaintiffs	:	Compagnie Du Guano de Poisson Angibaud S.A. and Generale de Nutrition Vegetale SAS
	Defendants	:	Soquimich European Holdings B.V., NU3 N.V. and SQM France S.A.
	Date of lawsuit	:	March 2002
	Court	:	Court of Arbitration in France
	Matter	:	Termination of the company relationship and
liquidation of the company Generale de Nutrition
Vegetale SAS
	Status	:	The lawsuit is being contested
	Nominative value	:	ThEuro$ 30,295

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

I.	Contingencies (continued):

(b)	Models for the Production of the María Elena site

The Company is currently reviewing the “Models for the Production of the María Elena site” which may be implemented as a result of the Decontamination Plan (see note 26). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned “Production Models” do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the “leaching piles” and implementing a mixed system, which would be comprised of the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company’s assets and their value. The possible effects on the valuation of assets are not yet determinable.

(b)	Natural gas supply

SQM will adopt the corresponding actions in the event of any decrease in the natural gas supply affecting the company and which allows the company to continue “generating the heat” necessary for the operation of its industrial plants in Region II of Chile.

The diverse industrial equipment of SQM, which uses natural gas can also use diesel and, some equipment, subsequent to making certain investments, may also use fuel oil. The value of diesel is higher than that of natural gas value and the fuel value of oil is lower than the value of diesel and higher than the value of natural gas.

The greater costs which SQM should incur as a result of a possible decrease in the natural gas supply, which to date, is provided by Distrinor, will mostly depend on the volume of such a decrease and on the extension of the period which this decrease will last. Consequently, SQM cannot currently estimate the economic effects that will cause a possible decrease on the natural gas supply.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Commitments and Contingencies (continued)

(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.      Commitments:

(a)	The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$958 in 2004 (ThUS$ 895 in 2003).

(b)	The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(c)	Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

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Note 24 – Third Party Guarantees

As of March 31, 2004 and 2003 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2004	2003
			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	1,863	2,694
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	—	80,723

Note 25 – Sanctions

During 2004 and 2003, the SVS did not apply sanctions to the Company, its directors or managers.

Note 26 – Environmental Projects

Disbursements incurred by the Company as of March 31, 2004 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

	2004	Future Disbursements

	ThUS$	ThUS$
Project
Environmental department	93	490
Boratos sewage treatment plant	107	187
Tocopilla project	588	25
Engineering and building of María Elena piles	2,367	972
Treatment plant MOP	208	—
Other	737	128

Total	4,100	1,802

Protecting the environment is a constant concern for SQM, regarding both the Company’s productive processes and the manufactured goods.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which, the Company’s environmental performance will be improved through the effective application of the Environmental Policy of SQM. The implementation program stipulates that late in 2004, all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System.

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Note 26 – Environmental Projects (continued)

As part of the conversion project to natural gas, the supplier will in turn make an investment of ThUS$ 5,500 to be paid by the Company on a monthly basis for the duration of the contract (10 years).

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure effective protection of the environment. An example of this is ongoing conversion of oil to natural gas used in the Company’s plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2000, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final Decontamination Plan should be made public within months. It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

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Note 26 – Environmental Projects (continued)

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.

Note 27 – Promesa Compraventa de Acciones Sociedad PCS Yumbes S.C.M.

On October 24, 2003 the Company’s Board of Directors authorized SQM S.A.’s management to begin negotiations to acquire all the shares of the Chilean Company PCS Yumbes S.C.M., a subsidiary of Potash Corporation of Saskatchewan Inc.

On November 20, 2003, SQM S.A. and its subsidiary SQM Nitratos S.A., subscribed to a share purchase agreement under which they are committed to purchase all of the outstanding shares of the company PCS Yumbes from Inversiones PCS Chile Limitada and 628550 Saskatchewan Ltd., both subsidiaries of Potash Corporation of Saskatchewan Inc.. The final price of the share purchase will be ThUS$35,000, subject to certain adjustments at the date the final agreement is signed. The purchase will comprise all of the fixed assets, mining concessions, water rights and other assets of PCS Yumbes S.C.M. and will exclude all liabilities and contractual obligations.

Note 28 – Significant Events

On March 19, 2003, the company informed the Superintendency of Securities and Insurance that the Board of Directors of SQM, at its meeting dated March 16, 2003 unanimously agreed to propose the payment of a final dividend of US$ 0.08811 per share in favor of those SQM’s shareholders which were registered in the respective registry during the fifth working day prior to the payment of this dividend.

This proposal, upon approval by the next Company’s Shareholders’ Meeting which will be held on April 30, 2004, will allow the Company to pay and distribute, as stated in the respective Dividend Policy, an annual dividend equivalent to 50% of the net profits which can be distributed and are obtained during 2003.

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Note 29 – Subsequent Events

On April 30, 2004, the company held its Shareholders’ meeting. At this meeting, the majority of the Company’s shareholders, among others, agreed the following:

a)	The shareholders approved the distribution and payment of a final and total dividend of Ch$55.05465 per share . The payment of this dividend was agreed in one single installment, beginning on May 12, 2004 and with a charge to 2003 income.

b)	The shareholders approved the payment of UF 50 (fifty UF) in favor of each member of the Directors Committee, regardless of the number of meetings that this Committee holds during the respective month. In addition, they approved the implementation of an annual budget for the operating expenses of this Committee and of their advisors for an amount of UF 1,800 (one thousand and eight hundred UF).

c)	The shareholders approved remuneration to be paid to the Company’s directors during the next twelve months.

Except for that indicated above, the Company’s management is not aware of any other significant event, which has occurred between March 31 and the date of issuance of these financial statements (May 5, 2004), which could have a significant impact on them.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: June 15, 2004.